As filed with the Securities and Exchange Commission on February 22, 2019

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM S-1

Registration Statement Under
THE SECURITIES ACT OF 1933

MASCOTA RESOURCES CORP.
 (Exact name of registrant as specified in charter)

                               Nevada                                                                                     _____________________                                                                                        36-4752858
                   (State or other jurisdiction                                                                    (Primary Standard Classi-                                                                                       (IRS Employer
                       of Incorporation)                                                                               fication Code Number)                                                                                            I. D. Number)

7976 East Phillips Circle
Centennial, CO  80112-3231
  (303) 961-7690
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive officers)

Nevada Agency and Transfer Company
50 W. Liberty St., Suite 880
Reno, NV  89501
                                                                                             (775) 322-0626
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies of all communications, including all communications sent to the agent for service, should be sent to:

William T. Hart, Esq.
Hart & Hart, LLC
1624 Washington Street
                                                                          Denver, Colorado  80203
303-839-0061

As soon as practicable after the effective date of this Registration Statement
APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:   [x]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer”, “smaller reporting company” and “emerging growth company” in Rule 12b2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐

		CALCULATION OF REGISTRATION FEE

Title of each Class of Securities	Securities to be	Proposed Maximum Offering Price	Proposed Maximum Aggregate	Amount of Registration
to be Registered	Registered	Per Share	Offering Price	Fee

Common Stock (2)	3,365,440	$0.05	$168,272	$21

(1)	Offering price computed in accordance with Rule 457.
(2)	Shares of common stock offered by selling shareholders.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of l933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS
MASCOTA RESOURCES CORP.

Common Stock

By means of this prospectus a number of our shareholders are offering to sell:

●	up to 1,015,000 shares of our common stock, as well as 1,015,000 shares of common stock which they may acquire upon the exercise of warrants, and
●	up to 1,335,440 shares of our common stock which they received upon the conversion of notes.

As of the date of this prospectus there was no public market for our common stock and a market for our common stock may not develop in the future.  Until a market develops for our common stock, these shares may be sold at a price of $0.05 per share. If and when our common stock becomes quoted on any platform maintained by the OTC Markets Group, the shares owned by the selling shareholders may be sold at prices and terms then prevailing or at prices related to the then-current market price, or in negotiated transactions.

Although we will receive proceeds if any of the warrants are exercised, we will not receive any proceeds from the sale of the common stock by the selling stockholders.  We will pay for the expenses of this offering which are estimated to be $25,000.

Our common stock is quoted under the symbol "MACR" on the OTC Pink tier operated by OTC Markets Group, Inc.  However, during the last two fiscal years, and as of February 15, 2019, our common stock has not traded.

As of the date of this prospectus our common stock is listed but has never traded and there was no public market for our warrants, and we do not expect a market for our warrants to develop in the future.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus.  Any representation to the contrary is a criminal offense.

THESE SECURITIES ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK.  FOR A DESCRIPTION OF CERTAIN IMPORTANT FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS, SEE "RISK FACTORS" BEGINNING ON PAGE 5 OF THIS PROSPECTUS.

TABLE OF CONTENTS

PAGE

PROSPECTUS SUMMARY...	5
RISK FACTORS...	5
MARKET FOR OUR COMMON STOCK...	13
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS...................................................................................	14
BUSINESS...	16
MANAGEMENT...	21
PRINCIPAL SHAREHOLDERS...	23
SELLING SHAREHOLDERS...	24
DESCRIPTION OF SECURITIES...	25
LEGAL PROCEEDINGS...	26
INDEMNIFICATION...	26
AVAILABLE INFORMATION...	26
 FINANCIAL STATEMENTS...
F-1

No dealer, salesperson or other person has been authorized to give any information or to make any representation not contained in this prospectus, and if given or made, such information or representations must not be relied upon as having been authorized by Mascota Resources Corp..  This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of the securities offered in any jurisdiction to any person to whom it is unlawful to make an offer by means of this prospectus.

The date of this prospectus is February 22, 2019.

PROSPECTUS SUMMARY

Our first project involves the construction of a triplex in Anchorage, Alaska.  The triplex will have three condominium units, each of which will consist of approximately 1,650 sq. ft.  We expect it will cost approximately $600,000 to construct the triplex.

The Offering

Between May 1, 2018 and November 15, 2018, we sold 1,015,000 Units at a price of $.10 per Unit in a private offering, for total proceeds of $101,500.  Each Unit consisted of one share of our common stock and one Series A Warrant.  Each Series A warrant allows the holder to purchase one share of our common stock at a price of $1.00 per share at any time on or before June 1, 2019.

In August 2018 notes in the principal amount of $25,000, plus accrued interest of $1,708, were converted into 1,335,440 shares of our common stock.

The shares of our common stock described above, as well as the shares issuable upon the exercise of warrants described above, are being offered by means of this prospectus.

Forward-Looking Statements

This prospectus contains or incorporates by reference "forward-looking statements," as that term is used in federal securities laws, concerning our financial condition, results of operations and business.  These statements include, among others:

●	statements concerning the benefits that we expect will result from our business activities; and
●	statements of our expectations, beliefs, future plans and strategies, anticipated developments and other matters that are not historical facts.

You can find many of these statements by looking for words such as "believes," "expects," "anticipates," "estimates" or similar expressions used in this prospectus.

These forward-looking statements are subject to numerous assumptions, risks and uncertainties that may cause our actual results to be materially different from any future results expressed or implied in those statements.  Because the statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied.  We caution you not to put undue reliance on these statements, which speak only as of the date of this prospectus.  Further, the information contained in this prospectus, or incorporated herein by reference, is a statement of our present intention and is based on present facts and assumptions, and may change at any time.

RISK FACTORS

Investors should be aware that this offering involves certain risks, including those described below, which could adversely affect the value of our common stock.  We do not make, nor have we authorized any other person to make, any representation about the future market value of our common stock.  In addition to the other information contained in this prospectus, the following factors should be considered carefully in evaluating an investment in our securities.  If any of these risks should occur, our business could be materially and adversely affected.

The Company has a limited operating history and may never be profitable.  Since the Company has only recently been incorporated and has an unproven business plan, it is difficult for potential investors to evaluate the Company’s business.  There can be no assurance that the Company will be profitable or that the securities which may be sold in this offering will have any value.

Any forecasts the Company makes concerning its operations may prove to be inaccurate. The Company’s prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by companies in the early stage of development. As a result of these risks, challenges, and uncertainties, the value of your investment could be significantly reduced or completely lost.

The Company needs capital to implement its business plan.  The Company needs capital to fund its operations.  Although the Company will receive proceeds from the exercise of any warrants held by the selling shareholders, the Company will not receive any proceeds from the sale of our common stock owned by the selling shareholders.

We do not know what the terms of any future capital raising may be but any future sale of our equity securities will dilute the ownership of existing stockholders and could be at prices substantially below the price of the shares of common stock sold in this offering.  Our failure to obtain the capital which we require may result in the slower implementation of our business plan.

We are dependent on our management team and the loss of any of these individuals would harm our business.  Our future success depends largely upon the management experience, skill, and contacts of our officers and directors.  The loss of the services of either of these officers, whether as a result of death, disability or otherwise, may have a material adverse effect upon our business.

We may issue shares of preferred stock that would have a liquidation preference to our common stock.  Our articles of incorporation currently authorize the issuance of 10,000,000 shares of our preferred stock.  The board has the power to issue shares without shareholder approval, and such shares can be issued with such rights, preferences, and limitations as may be determined by our board of directors.  The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of any holders of preferred stock that may be issued in the future.  We presently have no commitments or contracts to issue any shares of preferred stock.  Authorized and unissued preferred stock could delay, discourage, hinder or preclude an unsolicited acquisition of our company, could make it less likely that shareholders receive a premium for their shares as a result of any such attempt, and could adversely affect the market prices of, and the voting and other rights, of the holders of outstanding shares of our common stock.

The applicability of "penny stock rules" to broker-dealer sales of our common stock may have a negative effect on the liquidity and market price of our common stock.  Trading in our shares is subject to the "penny stock rules" adopted pursuant to Rule 15g-9 of the Exchange Act, which apply to companies that are not listed on an exchange and whose common stock trades at less than $5.00 per share or which have a tangible net worth of less than $5,000,000, or $2,000,000 if they have been operating for three or more years. The penny stock rules impose additional sales practice requirements on broker-dealers which sell such securities to persons other than established customers and institutional accredited investors. For transactions covered by this rule, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. Consequently, the penny stock rules may affect the ability of broker-dealers to sell shares of common stock and may affect the ability of shareholders to sell their shares in the secondary market, as compliance with such rules may delay and/or preclude certain trading transactions. The rules could also have an adverse effect on the market price of our common stock.

These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for our common stock. Many brokers may be unwilling to engage in transactions in our common stock because of the added disclosure requirements, thereby making it more difficult for shareholders to dispose of their shares. You may also find it difficult to obtain accurate information about, and/or quotations as to the price of our common stock.

We may not be able to effectively manage our growth which would impair our results of operations.  We intend to expand the scope of our operations activities significantly. If we are successful in executing our business plan, we will experience growth in our business that could place a significant strain on our business operations, finances, management, and other resources.

Our ability to effectively manage growth may require us to substantially expand the capabilities of our administrative and operational resources and to attract, train, manage, and retain qualified management and other personnel. There can be no assurance that we will be successful in recruiting and retaining new employees or retaining existing employees.

We cannot provide assurances that our management will be able to manage this growth effectively. Our failure to successfully manage growth could materially adversely affecting our business, financial condition, or results of operations.

As of the date of this prospectus there was no public market for our common stock.  As a result, purchasers of the securities offered by this prospectus may be unable to sell their shares or recover any amounts which they paid for their shares.

Our auditors have expressed doubt as to our ability to continue in business.  The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business. We had an accumulated deficit of $242,048 at November 30, 2018, and had a net loss of $44,096 for the year ended November 30, 2018.  These matters, among others, raise substantial doubt about our ability to continue as a going concern. While we are attempting to increase operations and generate additional revenues, our cash position may not be sufficient to support our operations.

Our business depends in part upon our ability to acquire lots and land parcels suitable for the construction of residential properties at reasonable prices.

The long-term sustainability of our operations as well as future growth depends in large part on the price at which we are able to obtain suitable lots and land parcels for development to support our operations. Our ability to acquire lots and land parcels our projects may be adversely affected by changes in the general availability of land parcels, the willingness of land sellers to sell land parcels at reasonable prices, competition for available land parcels, availability of financing to acquire land parcels, zoning regulations that limit housing density, the ability to obtain building permits, environmental requirements and other market conditions and regulatory requirements. If suitable lots or land at reasonable prices become less available, the number of residential properties we may be able to build and sell could be reduced, and the cost of land could be increased substantially, which could adversely impact us.

Because real estate investments are relatively illiquid, our ability to promptly sell one or more properties for reasonable prices in response to changing economic, financial and investment conditions may be limited and we may be forced to hold non-income producing properties for extended periods of time.

Residential properties may be difficult to sell quickly. As a result, our ability to promptly sell one or more properties in response to changing economic, financial and investment conditions is limited and we may be forced to hold non-income producing assets for an extended period of time or sell homes or land at a loss either of which may require us to record impairment charges. We cannot predict whether we will be able to sell any property for the price or on the terms that we set or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of a property.

Labor and raw material shortages and price fluctuations could delay or increase the cost construction of residential properties, which could materially and adversely affect us.

The residential construction industry experiences serious labor and raw material shortages from time to time, including shortages in qualified tradespeople, and supplies of insulation, drywall, cement, steel and lumber. These labor and raw material shortages can be more severe during periods of strong demand for housing or during periods following natural disasters that have a significant impact on existing residential and commercial structures. Anchorage markets may exhibit a reduced level of skilled labor relative to increased homebuilding demand in these markets.

Our business and results of operations are dependent on the availability, skill and performance of subcontractors.

We will use subcontractors to perform the construction of our residential properties, and, in many cases, to select and obtain the raw materials. Accordingly, the timing and quality of our construction depend on the availability and skill of our subcontractors. While we anticipate being able to obtain sufficient materials and reliable subcontractors, we do not have long-term contractual commitments with any subcontractors, and we can provide no assurance that skilled subcontractors will be available at reasonable rates and in our markets. The inability to contract with skilled subcontractors at reasonable rates on a timely basis could have a material adverse effect on our business.

Despite our quality control efforts, we may discover that our subcontractors have engaged in improper construction practices or have installed defective materials in our residential properties. When we discover these issues, we use subcontractors to repair the homes as required by law. The adverse costs of satisfying warranty and other legal obligations in these instances may be significant and we may be unable to recover the costs of repairs from subcontractors, suppliers and insurers, which could have a material impact on our business. We may also suffer reputational damage from the actions of subcontractors, which are beyond our control.

We could be adversely affected by efforts to impose joint employer liability on us for labor law violations committed by our subcontractors.

Our residential properties will be constructed by employees of subcontractors and other parties. We do not have the ability to control what these parties pay their employees or the rules they impose on their employees. However, various governmental agencies have taken actions to hold parties like us responsible for violations of wage and hour laws and other labor laws by subcontractors. Governmental rulings that hold us responsible for labor practices by our subcontractors could create substantial exposures for us under our subcontractor relationships, which could have a material impact on our business.

Any decline in the housing market in Anchorage may materially and adversely affect our business.

Although the housing market in the geographic area in which we operate is generally strong, we cannot predict whether and to what extent this will continue, particularly if interest rates for mortgage loans, land costs, and construction costs continue to rise. Other factors which might impact growth in the homebuilding industry include uncertainty in domestic and international financial, credit and consumer lending markets amid slow growth or recessionary conditions in various regions or industries around the world; tight lending standards and practices for mortgage loans that limit consumers’ ability to qualify for mortgage financing to purchase a home, including increased minimum credit score requirements, credit risk/mortgage loan insurance premiums and/or other fees and required down payment amounts, higher home prices, more conservative appraisals, changing consumer preferences, higher loan-to-value ratios and extensive buyer income and asset documentation requirements, changes to mortgage regulations, slower rates of population growth or population decline in our markets, or Federal Reserve policy changes. Given these factors, we can provide no assurance that present housing market trends will continue, whether overall or in our markets.

If there is limited economic growth or declines in employment and consumer income and/or tightening of mortgage lending standards, practices and regulation in the geographic areas in which we operate or if interest rates for mortgage loans or home prices rise, there could likely be a corresponding adverse effect on our business, prospects, liquidity, financial condition and results of operations, including, but not limited to, the number of homes we sell, our average selling prices, the amount of revenues or profits we generate, and the effect may be material.

The residential property industry is highly competitive and, if our competitors are more successful or offer better value to our customers, our business could decline.

We operate in a very competitive environment which is characterized by competition from a number of other builders and land developers. Additionally, there are relatively low barriers to entry into our business. We compete with large national and regional building companies, almost all of which have greater financial and operational resources than us, and with smaller local builders, some of which may have lower administrative costs than us. We may be at a competitive disadvantage with regard to certain of our large national and regional homebuilding competitors whose operations are more geographically diversified than ours, as these competitors may be better able to withstand any future regional downturn in the housing market.  All of our competitors have longer operating histories and longstanding relationships with subcontractors and suppliers. This may give our competitors an advantage in marketing their products, securing materials and labor at lower prices and allowing their residential properties to be delivered to customers more quickly and at more favorable prices. We compete for, among other things, buyers, desirable land parcels, financing, raw materials and skilled management and labor resources. Our competitors may independently construct residential properties that are substantially similar to our products.

Increased competition could hurt our business, as it could prevent us from acquiring attractive land parcels on which to build residential properties or make such acquisitions more expensive, hinder our market share expansion and cause us to increase our selling incentives and reduce our prices. An oversupply of residential properties available for sale or discounting of residential properties prices could adversely affect pricing for residential properties. Oversupply and price discounting have periodically adversely affected certain markets, and it is possible that we may be adversely affected by these factors in the future.

If we are unable to compete effectively, our business could decline disproportionately to our competitors, and our results of operations and financial condition could be adversely affected. We can provide no assurance that we will be able to compete successfully. Our inability to successfully in any of our markets could have a material adverse effect on our business.

New and existing laws and regulations or other governmental actions may increase our expenses, limit the number of residential properties that we can build or delay completion of our projects.

We are subject to numerous local, state, federal and other statutes, ordinances, rules and regulations concerning zoning, development, building design, construction and other matters which among other things, impose restrictive zoning and density requirements, the result of which is to limit the number of residential properties that can be built within the boundaries of a particular area. We may encounter issues with entitlement, not identify all entitlement requirements during the pre-development review of a project site, or encounter zoning changes that impact our operations. Projects that are not entitled may be subjected to periodic delays, changes in use, less intensive development or elimination of development in certain specific areas due to government regulations. We may also be subject to periodic delays or may be precluded entirely from developing in certain communities due to building moratoriums or zoning changes. Such moratoriums generally relate to insufficient water supplies, sewage facilities, delays in utility hook-ups, or inadequate road capacity within specific market areas or subdivisions. Local governments also have broad discretion regarding the imposition of development fees for projects in their jurisdiction. Projects for which we have received land use and development entitlements or approvals may still require a variety of other governmental approvals and permits during the development process and can also be impacted adversely by unforeseen health, safety and welfare issues, which can further delay these projects or prevent their development. As a result of any of these statutes, ordinances, rules or regulations, our sales could be delayed, could decline and/or our costs could increase.

We are subject to environmental laws and regulations, which may increase our costs, result in liabilities, limit the areas in which we can build residential properties and delay completion of our projects.

We are subject to a variety of local, state, federal and other laws, statutes, ordinances, rules and regulations concerning the environment, hazardous materials, the discharge of pollutants and human health and safety. The particular environmental requirements which apply to any given site vary according to multiple factors, including the site’s location, its environmental conditions, the current and former uses of the site, the presence or absence of endangered plants or animals or sensitive habitats, and conditions at nearby properties. We may not identify all of these concerns during any pre-acquisition or pre-development review of project sites. Environmental requirements and conditions may result in delays, may cause us to incur substantial compliance and other costs, and can prohibit or severely restrict development and building activity in environmentally sensitive regions or in areas contaminated by others before we commence development. We are also subject to third-party challenges, such as by environmental groups or neighborhood associations, under environmental laws and regulations to the permits and other approvals for our projects and operations. Sometimes regulators from different governmental agencies do not concur on development, remedial standards or property use restrictions for a project, and the resulting delays or additional costs can be material for a given project.

From time to time, the EPA and similar federal, state or local agencies review land developers’ and builders’ compliance with environmental laws and may levy fines and penalties or other enforcement actions for failure to strictly comply with applicable environmental laws, including those applicable to storm water discharges during construction, or impose additional requirements. Any such actions taken with respect to us may increase our costs and result in project delays. We expect that increasingly stringent requirements will be imposed on land developers and builders in the future. We cannot assure you that environmental, health and safety laws will not change or become more stringent in the future.

Difficulties with appraisal valuations in relation to the proposed sales price of our residential properties could force us to reduce the price of our properties for sale.

Sales of residential properties typically require an appraisal of the property before closing. These appraisals are professional judgments of the market value of the property and are based on a variety of market factors. If our internal valuations of the market and pricing do not line up with the appraisal valuations and appraisals are not at or near the agreed upon sales price, we may be forced to reduce the sales price of our residential properties to complete the sale. These appraisal issues could have a material adverse effect on our business and results of operations.

Adverse weather and geological conditions may increase costs, cause project delays and reduce consumer demand for housing, all of which could materially and adversely affect us.

As a builder, we are subject to the risks associated with numerous weather-related and geologic events. These weather-related and geologic events include but are not limited to hurricanes, tornados, droughts, floods, brushfires, wildfires, prolonged periods of precipitation, landslides, soil subsidence and earthquakes and other natural disasters. The occurrence of any of these events could damage our projects, cause delays in completion of our projects, reduce consumer demand for housing, and cause shortages and price increases in labor or raw materials, any of which could affect our sales and profitability. In addition to directly damaging our  projects, many of these natural events could damage roads and highways providing access to our projects or affect the desirability of our projects, thereby adversely affecting our ability to market residential properties or sell land in those areas and possibly increasing the costs of building completion.

There are some risks of loss for which we may be unable to purchase insurance coverage. For example, losses associated with hurricanes, landslides, prolonged periods of precipitation, earthquakes and other weather-related and geologic events may not be insurable and other losses, such as those arising from terrorism, may not be economically insurable.

Our geographic concentration could materially and adversely affect us if the residential construction industry in our current markets should experience a decline.

Our business strategy is focused on the acquisition of suitable land and the design, construction and sale of residential properties in Anchorage, Alaska. Because our operations will be concentrated in Anchorage, a prolonged future economic downturn in Anchorage or a particular industry that is fundamental to Anchorage, could have a material adverse effect on our business and a disproportionately greater impact on us than other builders with more diversified operations.

Difficulty in obtaining sufficient capital could result in an inability to acquire land for our development or increased costs and delays in the completion of projects, increase construction costs or delay construction entirely.

The development of residential properties is capital-intensive and requires significant up-front expenditures to acquire land parcels and begin development. In addition, if housing markets are not favorable or permitting or development takes longer than anticipated, we may be required to hold our investments in land for extended periods of time. If internally generated funds are not sufficient, we may seek additional capital in the form of equity or debt financing from a variety of potential sources, including additional bank financings and/or securities offerings. The availability of borrowed funds, especially for land acquisition and construction financing, may be constrained regionally or nationally, and the lending community may require increased amounts of equity to be invested in a project by borrowers in connection with both new loans and the extension of existing loans. Since the global recession in 2008, credit and capital markets have, from time to time, experienced unusual volatility. If we are required to seek additional financing to fund our operations, continued volatility in these markets may restrict our flexibility to access such financing. If we are not successful in obtaining sufficient funding for our planned capital and other expenditures, we may be unable to acquire additional land for development and/or to construct new housing. Any difficulty in obtaining sufficient capital for planned development expenditures could also cause project delays and any such delay could result in cost increases.

Our industry is cyclical and adverse changes in general and local economic conditions could reduce the demand for residential properties and, as a result, could have a material adverse effect on us.

Our business can be substantially affected by adverse changes in general economic or business conditions that are outside of our control, including changes in short-term and long-term interest rates; employment levels and job and personal income growth; housing demand from population growth, household formation and other demographic changes, among other factors; availability and pricing of mortgage financing for buyers; consumer confidence generally and general consumer interest in purchasing a home compared to choosing other housing alternatives. Adverse changes in these conditions may affect our business.

Inflation could adversely affect our business and financial results.

Inflation could adversely affect our business and financial results by increasing the costs of land, raw materials and labor needed to operate our business. If Anchorage has an oversupply of residential properties relative to demand, we may be unable to offset any such increases in costs with corresponding higher sales prices for our homes. Inflation may also accompany higher interests rates, which could adversely impact potential customers’ ability to obtain financing on favorable terms, thereby further decreasing demand. If we are unable to raise the prices of our residential properties to offset the increasing costs of our operations, our margins could decrease.  Inflation may also raise our costs of capital and decrease our purchasing power, making it more difficult to maintain sufficient funds to operate our business.

We will be subject to warranty and liability claims arising in the ordinary course of business that can be significant.

As a builder and developer, we will be subject to construction defect, product liability and home and other warranty claims, including moisture intrusion and related claims, arising in the ordinary course of business. These claims are common to the residential property industry and can be costly. There can be no assurance that any developments we undertake will be free from defects once completed and any defects attributable to us may lead to significant contractual or other liabilities. We maintain, and require our subcontractors to maintain, general liability insurance (including construction defect and bodily injury coverage) and workers’ compensation insurance and generally seek to require our subcontractors to indemnify us for liabilities arising from their work. While these insurance policies, subject to deductibles and other coverage limits, and indemnities protect us against a portion of our risk of loss from claims related to our building activities, we cannot provide assurance that these insurance policies and indemnities will be adequate to address all our warranty, product liability and construction defect claims in the future, or that any potential inadequacies will not have an adverse effect on our business. Additionally, the coverage offered by and the availability of general liability insurance for completed operations and construction defects are currently limited and costly. We cannot provide assurance that coverage will not be further restricted, increasing our risks and financial exposure to claims, and/or become costlier.

We may suffer uninsured losses or suffer material losses in excess of insurance limits.

We could suffer physical damage to property and liabilities resulting in losses that may not be fully recoverable by insurance. Insurance against certain types of risks, such as terrorism, earthquakes or floods or personal injury claims, may be unavailable, available in amounts that are less than the full market value or replacement cost of investment or underlying assets or subject to a large deductible or self-insurance retention amount. In addition, there can be no assurance certain types of risks which are currently insurable will continue to be insurable on an economically feasible basis. Should an uninsured loss or a loss in excess of insured limits occur or be subject to deductibles or self-insurance retention, we could sustain financial loss or lose capital invested in a property as well as anticipated future income from that property. Furthermore, we could be liable to repair damage or meet liabilities caused by risks that are uninsured or subject to deductibles.

We may become subject to litigation, which could materially and adversely affect us.

In the future, we may become subject to litigation or enforcement actions, including claims relating to our operations, securities offerings and otherwise in the ordinary course of business. Some of these claims may result in significant defense costs and potentially significant judgments against us, some of which are not, or cannot be, insured against. We cannot be certain of the ultimate outcomes of any claims that may arise in the future. Resolution of these types of matters against us may result in our having to pay significant fines, judgments, or settlements, which, if uninsured, or if the fines, judgments and settlements exceed insured levels, could adversely impact our earnings and cash flows. Certain litigation or the resolution of certain litigation may affect the availability or cost of some of our insurance coverage, expose us to increased risks that would be uninsured, and materially and adversely impact our ability to attract directors and officers.

MARKET FOR OUR COMMON STOCK.

Our common stock is quoted under the symbol "MACR" on the OTC Pink tier operated by OTC Markets Group, Inc.  However, during the last two fiscal years, and as of February 15, 2019, our common stock has not traded.

As of February 15, 2019 we had 6,491,190 outstanding shares of common stock held by 63 shareholders of record.

We have not declared any dividends and we do not plan to declare any dividends in the foreseeable future.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Results of Operations for the year ended November 30, 2018 as compared to the year ended November 30, 2017

Material changes in the line items in our Statement of Operations for the year ended November 30, 2018 as compared to the same period last year, are discussed below:

Item	Increase (I) or Decrease (D) Reason

Operating Expenses	I	Increase in legal and professional fees.
Interest Expense	I	Increase in notes payable during the year.

The factors that will most significantly affect future operating results will be:

●	Ability to raise capital to construct residential properties
●	Condition of housing market in Anchorage, Alaska
●	Interest rates

Other than the foregoing we do not know of any trends, events or uncertainties that have had, or are reasonably expected to have, a material impact on our revenues or expenses.

Capital Resources and Liquidity

Our sources and (uses) of cash for the years ended November 30, 2018 and 2017 are shown below:

	2018	2017

Cash used by operations	$(38,203)	$(18,326)
Land Improvements	(42,367)	--
Sale of common stock units	101,500	--
Proceeds from notes payable, related parties	20,600	--
Proceeds from convertible notes	5,000	10,000
Proceeds from convertible notes - related party	$--	$10,000

 Other than $600,000 needed to construct the triplex we plan to build in Alaska, we do not anticipate any material capital requirements for the twelve months ending November 30, 2019.

 We do not know of any trends, demands, commitments, events or uncertainties that will result in, or that are reasonable likely to result in, our liquidity increasing or decreasing in any material way.

●	know of any significant changes in our expected sources and uses of cash.

● have any commitments or arrangements from any person to provide us with any equity capital.

 During the years ended November 30, 2018 and 2017 the following persons made loans to us:

Name		Loan Amounts
	2018		2017

Mark Rodenbeck	$ --		$ 10,000
Jerry Lewis	$ 20,600		$ 5,000
Unrelated third parties	$ 5,000		$ 55,000(1)

The loans are unsecured, due on demand, and bear 6% interest per year.

(1)	$50,000 of these loans were non-cash loans issued in connection with the acquisition of Great Northern Properties.

 Between May 1, 2018 and November 15, 2018, we sold 1,015,000 Units at a price of $.10 per Unit in a private offering, for total proceeds of $101,500.  Each Unit consisted of one share of our common stock and one Series A Warrant.  Each Series A warrant allows the holder to purchase one share of our common stock at a price of $1.00 per share at any time on or before June 1, 2019.

 In August 2018 notes in the principal amount of $25,000, plus accrued interest of $1,708, were converted into 1,335,440 shares of our common stock.

Off Balance Sheet Arrangements

 As of November 30, 2018, we did not have any off balance sheet arrangements.

Significant Accounting Policies and Estimates

 See Note 1 to the November 30, 2018 financial statements included as part of this report for a description of our critical policies and estimates.

BUSINESS

 Mascota Resources Corp. (“we” or the “Company”) was incorporated in Nevada on November 3, 2011.

 In 2013 we acquired a 100% legal and beneficial ownership interest in a mining claim located in the Northeast Athabasca Basin, in the Province of Saskatchewan, Canada.  The legal and ownership rights on the claim were limited to the exploration and extraction of mineral deposits subject to applicable regulations.  The claim totaled roughly 2,014 acres or 3.15 square miles in size and was located approximately 25 miles north of the community of Points North, Saskatchewan.

 We were unable to raise the necessary funding to keep the mineral claim in good standing and in May 2015, we forfeited our legal and beneficial ownership interest in the claim for non-payment. As of November 30, 2018, we no longer held a beneficial interest in the claim or any other mineral properties.

 We plan to develop a variety of residential properties, including single family homes, duplexes, triplexes, apartments and condominiums in the Anchorage, Alaska metropolitan area.  Initially, we do not expect the properties we develop to exceed the following parameters:

	Maximum	Maximum
Type	Square Footage	Sales Price	Other

Single Family Home	2,500	$450,000

Duplex	1,800/unit	$325,000

Triplex	1,650/unit	$300,000

Condominium	1,650/unit	$275,000-$300,000	No more than 8 units per building. Maximum height of 26 feet.

Apartment	900-1,250/unit	N/A	No more than 12 units per building. Maximum height of 32 feet.

THE RESIDENTIAL CONSTRUCTION PROCESS

Residential construction usually involves the translation of designs into reality. A formal design team may be assembled to plan the building process. The design usually consists of drawings and specifications, normally prepared by a design team including an architect, civil engineers, mechanical engineers, electrical engineers, and structural engineers. The design team is most commonly employed by the property owner. Under this system, once the design is completed by the design team, a number of construction companies may then be asked to make a bid for the work based on the design. Following evaluation of bids, the owner typically awards a contract to the most cost efficient bidder.

Construction projects can suffer from preventable financial problems. Underbids happen when builders ask for too little money to complete the project. Cash flow problems exist when the present amount of funding cannot cover the current costs for labor and materials.  Having insufficient funds during various phases of construction can arise even when the overall total is enough.  Financial planning for the project is intended to ensure that a solid plan with adequate safeguards and contingency plans are in place before the project is started and is required to ensure that the plan is properly executed over the life of the project.

Design and finance overlap and interrelate. The design must be not only structurally sound and appropriate for the use and location of the building, but must also be financially possible to build, and legal to use. The financial structure must accommodate the need for building the design provided, and must pay the amounts required to construct the building.

Residential construction practices, technologies, and resources must conform to local building authority regulations and codes of practice.  A construction project must fit into the legal framework governing the property including regulations on the use of property. In construction, the authority having jurisdiction (AHJ) is the governmental agency or sub-agency that regulates the construction process. In most cases, this is the municipality where the building is located.

Materials readily available in the area generally dictate the construction materials used (e.g. brick versus stone, versus timber). Cost of construction on a per-square foot basis for houses can vary dramatically based on site conditions, local regulations, economies of scale (custom designed homes are often more expensive to build) and the availability of skilled tradesmen.

Before the foundation can be dug, contractors are typically required to verify and have existing utility lines marked, either by the utilities themselves or through a company specializing in such services. This lessens the likelihood of damage to the existing electrical, water, sewage, phone, and cable facilities, which could cause outages and potentially hazardous situations.

A residential building must also be in compliance with the local fire code, which is enforced by the local fire department or a municipal code enforcement office.

Changes made to a building that affect safety, including its use, expansion, structural integrity, and fire protection items, usually require approval of the AHJ.

During the construction of a building, the municipal building inspector inspects the building periodically to ensure that the construction adheres to the approved plans and the local building code. Once construction is complete and a final inspection has been passed, an occupancy permit may be issued.

The most popular method of residential construction in North America is wood-framed construction. Typical construction steps for a single-family home or multi-family unit are:

●	Obtain an engineered soil test of lot where construction is planned
●	Develop floor plans and obtain a materials list for estimations (more recently performed with estimating software)
●	Obtain structural engineered plans for foundation (soil test report obtained earlier will be used by engineer to design foundation) and floor plan
●	Obtain lot survey
●	Obtain government building approval if necessary

●•	If required obtain approval from HOA (homeowners association) or ARC (architectural review committee)
●	Clear the building site (demolition of existing home if necessary)
●	Survey to stake out for the foundation
●	Excavate the foundation and dig footers (Scope of work is dependent of foundation designed by engineer)
●	Pour a foundation and footers with concrete
●	Build the main load-bearing structure out of thick pieces of wood and possibly metal I-beams for large spans with few supports
●	Add floor and ceiling joists and install subfloor panels
●	Cover outer walls and roof in OSB or plywood and a water-resistive barrier
●	Install roof shingles or other covering for flat roof
●	Cover the walls with siding, typically vinyl, wood, or brick veneer but possibly stone or other materials
●	Install windows
●	Frame interior walls
●	Add internal plumbing, HVAC, electrical, and natural gas utilities
●	Install insulation and interior drywall panels (cement board for wet areas) and to complete walls and ceilings
●	Install bathroom fixtures
●	Spackle, prime, and paint interior walls and ceilings
●	Additional tiling on top of cement board for wet areas, such as the bathroom and kitchen backsplash
●	Installation of final floor covering, such as floor tile, carpet, or wood flooring
●	Installation of major appliances

THE ANCHORAGE HOUSING MARKET

 The discussion below is based upon the 2018 Anchorage Housing Survey Report

 For the past decade, Anchorage has experienced an increasing demand for housing and a market that has been unable to meet that demand. Seniors are expected to comprise 16.4% of Anchorage residents by 2030, and a growing millennial population are looking for affordable housing, in safe areas, with access to recreation. While the percentage of total income spent on housing has increased nationally, the percentage of average income spent on housing in Anchorage borders on what the Department of Housing and Urban Development describes as “cost burdened.” A shortened construction season and the cost of shipping building supplies make housing in Anchorage inherently expensive.

 Most Anchorage residents said they were satisfied with their housing. A quarter of respondents thought their housing was in “excellent” condition while most thought their housing was “good and relatively updated” or “good but needed improvement,” and few said their housing was “poor and needed substantial improvement.” Only 10.6% of respondents were “somewhat dissatisfied” or “very dissatisfied” with their housing.

 Among homeowners who were dissatisfied with their housing, half lived in single-family homes while a third lived in duplexes. Homeowners who were satisfied with their housing tended to live in single-family homes while only one-fifth lived in a multi-family building.

 Overall, renters are younger than homeowners, have lower annual incomes, and were less likely to be married. Most renters have an annual pre-tax income less than $75,000 with only 6% claiming an income over $150,000 a year. Furthermore, only a quarter of renters were married, and most renters lived with roommates.

 A smaller fraction of renters than homeowners said they lived in a safe neighborhood. Whereas only 60% of renters reported living in a safe neighborhood, three-quarters of homeowners believed they live in a safe neighborhood. Similarly, a smaller percentage of renters than homeowners described their housing as being close to “good schools.”

 Renters are more likely to report proximity to parks and trails, and proximity to shopping, as current home features, indicating that rental housing is more likely to be built near these types of urban amenities. Nationally, renters tend to be younger and have less income, and are less likely to own a private vehicle. As developers and policymakers consider areas for rental property development, locating them near shopping, public transit and parks is likely to appeal to those interested in, or needing to, rent.  However, only a quarter of respondents said they would like to live in an apartment. These preferences align with national trends.

 By 2040, Anchorage is forecast to grow by as many as 21,000 households, 45,000 people and 44,000 jobs. Mixed-use development projects offer a compact and efficient way to grow. They also offer a variety of benefits including another housing choice for residents and would-be residents, improvements in walkability between housing, workplaces, and other amenities, and stronger neighborhoods.

 Mixed-use developments were common prior to the adoption of modern zoning codes. Separation of uses predominated in the mid- to late-20th century, where commercial development was concentrated in urban centers and residential development spread out into suburbs. Now, mixed-use forms of development are increasingly sought after by the marketplace, investors, and residents who want access to small-scale retail commercial development such as coffee shops, bakeries, local restaurants, and the like.

 Between 2014 and 2018, home prices and rental prices in Anchorage changed little. Despite a recession in the city, driven by plummeting oil prices and declining state-level budget expenditure, the average home price actually increased, from $347,000 to $360,000 in four years. The median rental price, meanwhile, increased from $1,124 to $1,200 during that time.

 New housing units are not coming on the market rapidly enough to meet consumer demand. Development has dropped from a recent high of 2,000 new units built in a single year in 2004, to an all-time low in 2016 of 340 new units built. In 2017, 460 new housing units were built: 196 single family homes, 104 duplex units, and 160 multi-family units.

 Unsurprisingly, residents’ feelings about the cost of housing in Anchorage also changed little during this time. In 2014, of residents who tried to buy but couldn’t, 68% said that it was because housing was too expensive, compared to 69% in 2018. In 2014, 23% said they couldn’t afford a down payment, which increased to 25% in 2018. Only 10% said they had too much student loan debt to buy a house in 2014, which increased to 18% in 2018.

 Responses were virtually unchanged to the question of what should be done to increase housing options in Anchorage. The top two selections in both surveys was build more affordable housing units, and redevelop deteriorated areas with new, denser housing. In 2014, the third most popular choice was to build more single family homes (36%), but in 2018 the third choice was to upgrade infrastructure to encourage redevelopment (43%).

 Residents consistently say they want to see more affordable housing closer to urban amenities.

 On November 20, 2017 we acquired all of the outstanding shares of Great Northern Properties, Inc. ("GNP") for 250,000 shares of our restricted common stock valued at $5,000 ($0.02 per share), as well as promissory notes in the principal amount of $50,000, for total purchase price of $55,000.  The promissory notes bear interest at 6% per year and are due and payable on October 31, 2022 or the sale of this property in Anchorage, Alaska, whichever is the first to occur.  As of November 30, 2018 and February 15, 2019, GNP's only asset was a parcel of undeveloped land in Anchorage, Alaska.  We plan to build a triplex with three condominium units, each of which will consist of approximately 1,650 sq. ft., on this property.  We estimate it will cost approximately $600,000 to build the triplex.  In August 2018 we applied for a construction permit and began soil testing for the project.

Government Regulation and Environmental Matters

 We are subject to numerous local, state, federal and other statutes, ordinances, rules and regulations concerning zoning, development, building design, construction and similar matters which impose restrictive zoning and density requirements, the result of which is to limit the number of residential properties that can be built within the boundaries of a particular area.  Projects may be subjected to periodic delays, changes in use, less intensive development or elimination of development in certain areas due to government regulations.

 Refer to the "Risk Factors" section of this prospectus for risks related to government regulation and environmental matters.

Competition

 Competition in the residential property industry is intense, and there are relatively low barriers to entry into our business.  Builders compete for, among other things, buyers, desirable land parcels, financing, raw materials and skilled labor.  We will compete for buyers primarily on the basis of a number of interrelated factors including design and location, price, buyer satisfaction, construction quality, reputation and the availability of mortgage financing.  Increased competition could hurt our business, as it could prevent us from acquiring attractive land parcels on which to build residential properties or make such acquisitions more expensive, hinder our market share expansion, and lead to pricing pressures on our residential properties.  Our competitors may independently construct housing units that are superior or substantially similar to our products.  Furthermore, almost all of our competitors are significantly larger, have longer operating histories and have greater resources or lower cost of capital than ours; accordingly, they may be able to compete more effectively.  Most of these competitors also have longstanding relationships with subcontractors and suppliers.  We will also compete for sales with individual resales of existing residential properties and with available rental housing.

General

 We do not have any employees, other than Mark Rodenbeck who serves as our only officer.   Mr. Rodenbeck does not receive any compensation for his services to us.

 Our principal executive offices are located at 7976 E. Phillips Circle, Centennial, CO 80112. Our main telephone number is (303) 961-7690.  We do not have a website at this time.

MANAGEMENT

Name Age                                                                                Position(s) and Office(s) Held

Mark Rodenbeck                                         68                                                             Chief Executive, Financial and Accounting Officer,
                                                                            Secretary and a Director

Jerry Lewis                                                  52                                                              Director

Mark Rodenbeck.  Mr. Rodenbeck has been an officer and director of the Company since February 2015. Mr. Rodenbeck graduated (cum laude with Dean's List honors) from Northwood Institute with a B.S. Degree in Business Administration in 1970.  Between 1970 and 1976, Mr. Rodenbeck worked as General Manager, and then District Manager, for Foodplex Inc., a large operator of fast food restaurants.  In 1976 he became President and 50% owner of Damark Inc. which owned and operated 6 fast food restaurants in Michigan.  In 1981, Mr. Rodenbeck sold his restaurants and moved to Denver, Colorado, and became a stockbroker.  In 1984, he was promoted to Branch Manager of Engler & Budd, a Minneapolis-based brokerage firm.  In 1995, he co-founded Colorado Ceramic Tile, Inc. as a 50% owner and officer.   Mr. Rodenbeck retired from Colorado Ceramic Tile in 2012.

Jerry Lewis.  Mr. Lewis was appointed as a director of the Company on February 21, 2018.  During the past five years Mr. Lewis has been the president of Tri Valley Vending, LLC (supplier of food, snack, beverage and gaming vending machines), ATM Alaska, Inc. (supplier of ATM machines) and Sugarloaf Marketing of Alaska, Inc. (supplier of stuffed animal crane machines).

 Our Directors are appointed for a one-year term to hold office until the next annual meeting of our shareholders or until removed from office.  Our officers are appointed by our board of directors and hold office until removed by the board.

 As of February 15, 2019, we had not adopted a Code of Ethics for our principal executive, principal financial, principal accounting, or persons performing similar functions.

 Mark Rodenbeck is not an independent director, as that term is defined by the Securities and Exchange Commission.

 Given our limited operations to date, our Board of Directors believes that its current members have sufficient knowledge and experience to fulfill the duties and obligations of an audit committee. None of the current Board members is an “audit committee financial expert” within the meaning of the rules and regulations of the Securities and Exchange Commission. The Board has determined that each of its members is able to read and understand fundamental financial statements and has substantial business experience that results in that member’s financial sophistication.

 Our Board of Directors does not have a “leadership structure” since each board member is free to introduce any resolution at any meeting of our directors and is entitled to one vote at any meeting.

 Holders of our common stock may send written communications to our entire board of directors, or to one or more board members, by addressing the communication to “the Board of Directors” or to one or more directors, specifying the director or directors by name, and sending the communication to our offices in Denver, Colorado.  Communications addressed to the Board of Directors as whole will be delivered to each board member.  Communications addressed to a specific director (or directors) will be delivered to the director (or directors) specified.

 Security holder communications not sent to the Board of Directors as a whole or to specified board members will be relayed to board members.

 During the years ended November 30, 2018 and 2017 we did not compensate any person for serving as a director.

Executive Compensation

The table below summarizes all compensation awarded to, earned by, or paid to each named executive officer for our last two completed fiscal years for all services rendered to us.

Name	Year	Salary	Bonus	Options	Total
Mark Rodenbeck	2018	--	--	--	--
Chief Executive and	2017	--	--	--	--
and Financial Officer

Dale Rasmussen	2018	--	--	--	--
Chief Executive and	2017	--	--	--	--
Financial Officer

               On February 20, 2018, Dale Rasmussen was removed as a director of the Company and on February 21, 2018, Mr. Rasmussen was removed as an officer of the Company.

    Mark Rodenbeck was appointed to serve as the Company's Secretary on February 17, 2015.  On February 21, 2018, Mr. Rodenbeck was appointed as the Company's new Principal Executive, Financial and Accounting Officer.

    We do not compensate any person for serving as a director.

Transactions With Related Parties

 On November 20, 2017, the Company acquired all of the outstanding shares of Great Northern Properties, Inc. for consideration of 250,000 shares of the Company’s restricted common stock valued at $5,000 ($0.02 per share), as well as promissory notes in the principal amount of $50,000, for a total purchase price of $55,000.  As a former shareholder of Great Northern Properties, Inc., Jerry Lewis received 25,000 of these shares and a promissory note in the principal amount of $5,000.

 Between June and December 2018, Jerry Lewis, a director of the Company, and a company controlled by Mr. Lewis, loaned the Company $20,600.  The loans are unsecured, due on demand, and bear 6% interest per year.

 In August 2018 the following convertible notes were converted into 1,335,440 shares of the Company’s common stock and are being offered for sale by means of this prospectus.

Note Holder	Amount Converted (1)	Shares Issued Upon Conversion

Mark Rodenbeck	$10,863	543,172
Philip Grey	$10,574	528,707
Mark Bogani	$ 5,271	263,561

	(1) Includes accrued interest

PRINCIPAL SHAREHOLDERS

The following table sets forth, as of the date of this prospectus the beneficial ownership of our common stock by each executive officer and director, by each person known by us to beneficially own more than 5% of our common stock, and by our executive officers and directors as a group:

Name and address of beneficial owner	Shares Owned	Percent of class

Mark Rodenbeck	3,291,380	50.7%
7976 E. Phillips Circle
Centennial, CO 80112

Jerry Lewis	25,000	0.4%
3707 Woodland Dr., Ste. 2
Anchorage, AK 99517

All executive officers and directors as a group (two persons)	3,316,380	51.1%

SELLING SHAREHOLDERS
The persons listed in the following table plan to offer the shares shown opposite their respective names by means of this prospectus.  The owners of the shares to be sold by means of this prospectus are referred to as the “selling shareholders”.  The selling shareholders acquired their shares in the transaction described below.

Group A.  Between May 1, 2018 and November 15, 2018, we sold 1,015,000 Units at a price of $.10 per Unit in a private offering, for total proceeds of $101,500.  Each Unit consisted of one share of our common stock and one Series A Warrant.  Each Series A warrant allows the holder to purchase one share of our common stock at a price of $1.00 per share at any time on or before June 1, 2019.

Group B.  In August 2018 notes in the principal amount of $25,000, plus accrued interest of $1,708, were converted into 1,335,440 shares of our common stock.
			Shares	Share
			to be Sold	Ownership
Name of		Shares issuable Upon	in this	after
Selling Shareholder	Shares Owned	Exercise of Warrants	offering	Offering

Group A

Anita Barclay	10,000	10,000	20,000	--
Bryan Rodenbeck	20,000	20,000	40,000	--
Barn Light Capital	100,000	100,000	200,000	--
David Gregarek	100,000	100,000	200,000	--
David Jung	75,000	75,000	150,000	--
D. Kim	20,000	20,000	40,000	--
Gloria Park	20,000	20,000	40,000	--
Jeff Armstrong	10,000	10,000	20,000	--
Jon Florey	15,000	15,000	30,000	--
John Saviers	50,000	50,000	100,000	--
Julie Strubs	10,000	10,000	20,000	--
Kevin Caughman	20,000	20,000	40,000	--
Kevin J. Curtis	200,000	200,000	400,000	--
Morgan L. Barclay	15,000	15,000	30,000	--
Michael Copps	25,000	25,000	50,000	--
Marliese Crosby	40,000	40,000	80,000	--
Mark Luiz	25,000	25,000	50,000	--
Michelle Rodenbeck	35,000	35,000	70,000	--
Philip Barclay	35,000	35000	70,000	--
Richard Jones	40,000	40,000	80,000	--
Rose Jung Trust	50,000	50,000	100,000	--
Ryan Rodenbeck	35,000	35,000	70,000	--
Steve Armstrong	10,000	10,000	20,000	--
Simon Yang	20,000	20,000	40,000	--
Sophia Yang	25,000	25,000	50,000	--
Todd Yokomichi	10,000	10,000	20,000	--

Group B

Mark Rodenbeck	3291,380	--	543,172	--
Philip Grey	528,707	--	528,707	--
Mark Bogani	263,561	--	263,561

               Other than Mark Rodenbeck, our Chief Executive Officer and a director, no other selling shareholder has, or had, any material relationship with us or our officers and directors.

Until a market develops for our common stock these shares may be sold at a price of $0.05 per share.  If and when our common stock becomes quoted on any platform maintained by the OTC Markets Group, the shares owned by the selling shareholders may be sold at prices and terms then prevailing or at prices related to the then-current market price, or in negotiated transactions as market conditions permit.

DESCRIPTION OF SECURITIES

Common Stock

We are authorized to issue 90,000,000 shares of common stock. Holders of our common stock are each entitled to cast one vote for each share held of record on all matters presented to the shareholders.  Cumulative voting is not allowed; hence, the holders of a majority of our outstanding common shares can elect all directors.

Holders of our common stock are entitled to receive such dividends as may be declared by our Board of Directors out of funds legally available and, in the event of liquidation, to share pro rata in any distribution of our assets after payment of liabilities.  Our Board of Directors is not obligated to declare a dividend. It is not anticipated that dividends will be paid in the foreseeable future.

Holders of our common stock do not have preemptive rights to subscribe to additional shares if issued. There are no conversion, redemption, sinking fund or similar provisions regarding the common stock. All outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

We are authorized to issue 10,000,000 shares of preferred stock. Shares of preferred stock may be issued from time to time in one or more series as may be determined by our Board of Directors.  The voting powers and preferences, the relative rights of each such series and the qualifications, limitations and restrictions of each series will be established by the Board of Directors.  Our directors may issue preferred stock with multiple votes per share and dividend rights which would have priority over any dividends paid with respect to the holders of our common stock.  The issuance of preferred stock with these rights may make the removal of management difficult even if the removal would be considered beneficial to shareholders generally, and will have the effect of limiting shareholder participation in transactions such as mergers or tender offers if these transactions are not favored by our management.  As of the date of this prospectus, we had not issued any shares of preferred stock.

Transfer Agent

Transhare
15500 Roosevelt Boulevard, Suite 301
Clearwater, FL 33760
(727) 289-0010

LEGAL PROCEEDINGS

 We are not involved in any legal proceedings and we do not know of any legal proceedings which are threatened or contemplated.

INDEMNIFICATION

 Our Articles authorize indemnification of a director, officer, employee or agent against expenses incurred by him in connection with any action, suit, or proceeding to which he is named a party by reason of his having acted or served in such capacity, except for liabilities arising from his own misconduct or negligence in performance of his duty.  In addition, even a director, officer, employee, or agent found liable for misconduct or negligence in the performance of his duty may obtain such indemnification if, in view of all the circumstances in the case, a court of competent jurisdiction determines such person is fairly and reasonably entitled to indemnification.  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers, or controlling persons pursuant to these provisions, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

AVAILABLE INFORMATION
 We have filed with the Securities and Exchange Commission a Registration Statement on Form S-1 (together with all amendments and exhibits) under the Securities Act of 1933, as amended, with respect to the securities offered by this prospectus.  This prospectus does not contain all of the information in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Securities and Exchange Commission.  For further information, reference is made to the Registration Statement which may be read and copied at the Commission’s Public Reference Room.

 We are subject to the requirements of the Securities Exchange Act of l934 and are required to file reports and other information with the Securities and Exchange Commission. Copies of any such reports and other information (which includes our financial statements) filed by us can be read and copied at the Commission's Public Reference Room.

 The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330.  The Public Reference Room is located at 100 F. Street, N.E., Washington, D.C. 20549.

 Our Registration Statement and all reports and other information we file with the Securities and Exchange Commission are available at www.sec.gov, the website of the Securities and Exchange Commission.

MASCOTA RESOURCES CORP.

FINANCIAL STATEMENTS

YEARS ENDED NOVEMBER 30, 2018 AND 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Mascota Resources Corp.
Centennial, CO

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Mascota Resources Corp. (the “Company”) as of November 30, 2018 and 2017, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for the years then ended, and the related notes (collectively referred to as the consolidated  financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of November 30, 2018 and 2017, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  The Company has suffered recurring losses and has no operations which raise substantial doubt about its ability to continue as a going concern.  Management’s plans in regard to these matters are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Pinnacle Accountancy Group of Utah

We have served as the Company’s auditor since 2017.

Pinnacle Accountancy Group of Utah
Farmington, Utah
February 22, 2019
                                                                                                    F-1

MASCOTA RESOURCES CORP.
 CONSOLIDATED BALANCE SHEETS
 (Stated in US Dollars)

ASSETS	November 30,	November 30,
	2018	2017

Current Assets
Cash	$49,380		$2,846
Total Current Assets	49,380		2,846
Fixed Assets
Land and land improvements	101,163		55,000
Total Fixed Assets	101,163		55,000

Total Assets	$150,543		$57,846

LIABILITIES AND STOCKHOLDERS' (EQUITY) DEFICIT
LIABILITIES
Current Liabilities
Accounts Payable	$21,205		$19,530
Accrued Interest, Notes Payable	2,780		74
Accrued Interest, Notes Payable - Related Parties	604		9
Accrued Interest, Convertible Notes Payable	-		214
Accrued Interest, Convertible Notes Payable - Related Parties	-		577
Convertible Notes Payable - Related Parties	-		10,000
Convertible Notes Payable	-		10,000
Notes Payable - Related Parties, Current Portion	24,400		-
Total Current Liabilities	48,989		40,404
Long Term Liabilities
Notes Payable	45,000		45,000
Notes Payable - Related Parties, Net of Current Portion	5,000		5,000
Total Long-term Liabilities	50,000		50,000

Total Liabilities	98,989		90,404
STOCKHOLDERS' EQUITY (DEFICIT)
Preferred Stock, $0.01 par value, 10,000,000 shares authorized, 50,000	500		500
issued or outstanding as of November 30, 2018 and 2017
Common Stock, $0.001 par value, 90,000,000 shares authorized,	6,491		4,141
6,491,190 and 4,140,750 shares issued and outstanding as of
November 30, 2018 and 2017, respectively
Additional paid in capital	286,611		160,753
Accumulated deficit	(242,048)		(197,952)
Total Stockholders' Equity (Deficit)	51,554		(32,558)
Total Liabilities and Stockholders' Equity (Deficit)	$150,543		$57,846

The accompanying notes are an integral part of the consolidated financial statements

                                                                                                                                                              F-2

MASCOTA RESOURCES CORP.
Consolidated Statements of Operations
(Stated in US Dollars)

	The Year Ended November 30,
	2018	2017

Revenue	$-	$-

Operating Expenses
General and administrative	39,878	28,840
Total Expenses	39,878	28,840

Operating Loss	(39,878)	(28,840)

Other Income (Expenses)
Interest expense	(3,162)	(289)
Interest expense, related parties	(1,056)	(585)
Total Other Income (Expenses)	(4,218)	(874)

Net Loss	(44,096)	(29,714)

Loss per share, basic and fully diluted	(0.01)	(0.01)

Weighted average number of shares
outstanding - basic and fully diluted	4,510,283	3,897,599
The accompanying notes are an integral part of the consolidated financial statements

                                                                                                                                                              F-3

MASCOTA RESOURCES CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
(Stated in US Dollars)
	Common Stock		Preferred Stock		Additional Paid-in	Accumulated Equity	Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	mount	Capital	(Deficit)	Total
Balances at November 30, 2016	3,890,750	$3,891	50,000	$500	$156,003	$(168,238)	$(7,844)

Shares issued for Acquisition of GNP	250,000	250	-	-	4,750	-	5,000

Net loss	-	-	-	-	-	(29,714)	(29,714)

Balance at November 30, 2017	4,140,750	4,141	50,000	500	160,753	(197,952)	(32,558)

Shares issued for convertible notes payable and accrued interest	543,172	543	-	-	10,320	-	10,863

Shares issued for convertible notes payable - related parties and accrued interest 792,268		792	-	-	15,053	-	15,845

Shares and warrants issued for cash	1,015,000	1,015	-	-	100,485	-	101,500
Net loss	-	-	-	-	-	(44,096)	(44,096)
Balances at November 30, 2018	6,491,190	$6,491	50,000	$500	$286,611	$(242,048)	$51,554

The accompanying notes are an integral part of the consolidated financial statements

                                                                                                                                                              F-4

MASCOTA RESOURCES CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in US Dollars)

	The Year Ended November 30,
	2018	2017
Cash Flows from Operating Activities
Net loss	$(44,096)	$(29,714)
Change in operating assets and liabilities:
Accounts payable	1,675	10,514
Accrued interest, notes payable	2,706	74
Accrued interest, notes payable - related parties	595	9
Accrued interest, convertible notes payable	631	214
Accrued interest, convertible notes payable - related parties	286	577
Net Cash used by operating activities	(38,203)	(18,326)

Cash Flows from Investing Activities
Land improvement costs	(42,363)	-
Net Cash used by Investing Activities	(42,363)	-

Cash Flows from Financing Activities
Proceeds from sale of common stock units	101,500	-
Proceeds from issuance of notes payable - related parties	20,600	-
Proceeds from issuance of convertible notes payable	5,000	10,000
Proceeds from issuance of convertible notes payable - related party	-	10,000
Net Cash from Financing Activities	127,100	20,000

Net Increase in cash	46,534	1,674

Cash at beginning of period	2,846	1,172

Cash at end of period	$49,380	$2,846

Cash paid for:
Interest	$-	$-
Income taxes	$-	$-

Non-Cash Investing and Financing Activities:
Issuance of common stock (250,000 shares valued at $5,000)
and notes payable ($50,000) in acquisition of Great Northern
Properties, Inc. and associated land	$-	$55,000
Conversion of convertible notes payable and related
accrued interest into common stock	$10,863	$-
Conversion of convertible notes payable - related parties
and related accrued interest into common stock	$15,845	$-
Issuance of notes payable - related party for land improvements	$3,800	$-

The accompanying notes are an integral part of the consolidated financial statements

                                                                                                                                                              F-5

MASCOTA RESOURCES CORP.
Notes to Consolidated Financial Statements
For the Year Ended
November 30, 2018

Note 1. Business

Nature of Operations

Mascota Resources Corp. (the “Company”) was incorporated in the state of Nevada on November 3, 2011.

On November 20, 2017, the Company acquired all of the outstanding shares of Great Northern Properties, Inc. (“GNP”) for consideration of 250,000 shares of the Company’s restricted common stock valued at $5,000 ($0.02 per share), as well as promissory notes in the principal amount of $50,000, for total purchase price of $55,000. GNP was incorporated in Alaska on September 22, 2017 and had not engaged in any operations, other than the acquisition from its sole officer and director of a parcel of undeveloped land in Anchorage, Alaska.  The Company’s plans for this property are to build a triplex with three rental units, each of which will be approximately 1,200 sq. ft.  The promissory notes bear interest at 6% per year, are unsecured, and are due and payable on October 31, 2022 or upon the sale of the property in Anchorage, Alaska, whichever is the first to occur.  Prior to the acquisition, there were no significant common shareholdings or affiliations between the MRC, GNP, or either entity’s shareholders.  As a result of the acquisition, MRC’s capital, operations, and management remained intact.  As such, the transaction was accounted for as a business purchase, whereby the Alaska property (GNP’s only balance sheet item) was recorded on the acquisition date at fair market value.

The Company does not have any employees, other than Mark Rodenbeck who serves as the Company's only officer.  Mr. Rodenbeck does not receive any compensation for his services to the Company.

Basis of presentation

The accompanying financial statements represent the consolidated operations of MRC and GNP from the periods of each of the Company’s wholly-owned subsidiaries’ respective formation or acquisition dates forward, prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).  All intercompany transactions have been eliminated, and all amounts are presented in the US Dollar.  The consolidated entity is referred to as “the Company,” “we,” “us,” or “our.”

Going Concern

These consolidated financial statements have been prepared in accordance with US GAAP applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations in the ordinary course of business. Realization values may be substantially different from carrying values as shown and these consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. The Company has not yet achieved profitable operations, has accumulated losses of $242,048, since its inception through November 30, 2018 and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company’s ability to continue as a going concern.

                                                                                                                                                              F-6

The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing from shareholders or other sources to meet its obligations and repay its liabilities arising from normal business operations when they come due. Management has no formal plan in place to address this concern but considers that the Company may be able to obtain additional funds by equity financing and/or related party advances, however there is no assurance of additional funding being available or on acceptable terms, if at all.

The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the company cannot continue in existence.

Fair Value of Financial Instruments

The Company accounts for fair value measurements in accordance with accounting standard ASC 820-10-50, "Fair Value Measurements."  This guidance defines fair value, establishes a three-level valuation hierarchy for disclosures of fair value measurement and enhances disclosure requirements for fair value measures.  The three levels are defined as follows:

Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 inputs to valuation methodology are unobservable and significant to the fair measurement.

The Company's financial instruments consist of cash, accounts payable, and notes payable. The carrying amount of cash and accounts payable approximates fair value because of the short-term nature of these items. The carrying amount of notes payable approximates fair value as the individual borrowings bear interest at market interest rates and are also short-term in nature.

Use of Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods.  Actual results could differ from those estimated.
                                                                                                                                                              F-7

 Concentration of Credit Risk

From time to time our cash balances, held at major financial institutions, exceed the federally insured limits of $250,000. Our management believes that the financial institutions are financially sound and the risk of loss is low.  Our cash balances did not exceed federally insured limits at November 30, 2018 or 2017.

Cash Equivalents

The Company considers all short-term investments purchased with an original maturity of three months or less to be cash equivalents.

Long-Lived Assets

We periodically review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment losses are recognized when the estimated future cash flows are less than the carrying amount of the asset calculated on discounted cash flow basis. For the year ended November 30, 2018 and 2017, the Company did not recognize any impairment charges.

Income Taxes

We account for income taxes under the liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the consolidated financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.  Current tax benefits are offset by a valuation reserve as they are considered not likely to be realized in the foreseeable future.

Net Income (Loss) Per Share

In accordance with ASC 260 Earnings per Share, basic earnings per share ("EPS") is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding during the period, excluding the effects of any potentially dilutive securities. Diluted EPS gives effect to all dilutive potential of shares of common stock outstanding during the period using the treasury stock method (by using the average stock price for the period to determine the number of shares assumed to be purchased from the exercise of stock options or warrants), and convertible debt or convertible preferred stock, using the if-converted method. Diluted EPS excludes all dilutive potential of shares of common stock if their effect is anti-dilutive.

                                                                                                                                                              F-8

The following items were potentially dilutive during the years ended November 30, 2018 and 2017, but were excluded from EPS computation due to their anti-dilutive effect from the Company’s continuing losses:

	November 30, 2018	November 30, 2017

Basic weighted average shares outstanding	$ 4,510,283	$ 3,897,599
If-converted shares, related party convertible debt	--	480,822
If-converted shares, convertible debt	--	179.452
If-converted shares, warrants	348,986	-
Diluted weighted average common shares
outstanding
	$4,859,269	$ 4,557,873

 New Accounting Pronouncements

The Company has reviewed all recently issued, but not yet effective, accounting pronouncements and does not believe the future adoption of any such pronouncements may be expected to cause a material impact on its financial condition or the results of its operations.

Note 2.      Land and Land Improvements

On November 20, 2017 the Company acquired a parcel of undeveloped land in Anchorage, Alaska via its acquisition of 100% stock ownership of GNP. The Company's plans for this property are to build a triplex with 3 rental units, each of which will consist of approximately 1,200 sq. ft.  Upon acquisition, the land was recorded at its fair market value, which was deemed to be the value of the $55,000 in consideration paid for the GNP stock.  Land improvements are recorded at cost, totaling $46,163and $0 as of November 30, 2018 and 2017, respectively.  The Company evaluates the land and land improvements for impairment periodically in accordance with ASC 360 Property, Plant, and Equipment.  For the years ended November 30, 2018 and 2017, the Company did not recognize any impairment charges.

Note 3.       Stockholders’ Equity

The Company’s common stock is quoted under the symbol “MACR” on the OTC Pink tier operated by OTC Markets Group, Inc.  To date, an active trading market for the Company’s common stock has not developed.

Preferred Stock
The Company is authorized to issue 10,000,000 shares of its $0.01 par value preferred stock.  As of November 30, 2018 and 2017 the Company had 50,000 outstanding shares of preferred stock.  The preferred shares are not convertible into shares of the Company’s common stock.

                                                                                                                                                              F-9

Common Stock

The Company is authorized to issue 90,000,000 shares of its $0.001 par value common stock.  As of November 30, 2018 and 2017, the Company had 6,491,190 and 4,140,750 shares, respectively, of common stock issued and outstanding.

On August 21, 2018, the convertible notes totaling $26,708, including accrued interest of $1,492, were converted into 1,335,440 shares of the Company’s common stock (Note 4).

Between May 1, 2018 and November 30, 2018, the Company sold 1,015,000 Units at a price of $.10 per Unit in a private offering, for total proceeds of $101,500.  Each Unit consisted of one share of our common stock and one Series A Warrant.  Each Series A warrant allows the holder to purchase one share of our common stock at a price of $1.00 per share at any time on or before June 1, 2019.  The warrants were valued using the Black-Scholes Options Pricing Model resulting in total warrant value of $879. The remaining proceeds of $100,621 were allocated to the issuance of the common stock.  Black-Scholes data inputs used to value the warrants are as follows:

Stock Price	Exercise Price	Expected Life (Yrs)	Risk-Free Rate	Value

$0.10	$1.00	0.75	2.44%	$879

Note 4.   Notes Payable

(a) Convertible Notes Payable - Related Parties

On December 14, 2016, the Company received $10,000 from Mark Rodenbeck pursuant to an unsecured promissory note.  The note was due December 14, 2017, carried an interest rate of 6%, and is convertible into shares of the Company’s common stock at $0.02 per share.   The total outstanding balance of the note plus accrued interest, totaling $10,863, was converted to common stock on August 21, 2018 (Note 3).

(b) Convertible Notes Payable

On May 18, 2017 an unaffiliated investor advanced the Company $5,000.  On September 25, 2017, a second unaffiliated investor also advanced the Company $5,000.  In February 2018, an investor advanced $5,216. The $15,216 total proceeds were received pursuant to unsecured promissory notes that are due one year from their respective issuance dates, carry an interest rate of 6%, and are convertible into shares of the Company’s common stock at $0.02 per share. The total outstanding balance of the notes plus accrued interest, totaling $15,845, was converted to common stock on August 21, 2018 (Note 3).

(c) Notes Payable - Related Parties

In connection with the Company's acquisition of GNP, on November 20, 2017 the Company issued a $5,000 unsecured note payable to GNP's former sole officer and director, Jerry Lewis, who became a director of the Company in February 2018.  The note carries a 6% interest rate and is payable upon the earlier of October 31, 2022 or the sale of the Company's Anchorage, Alaska property acquired from GNP.

As of November 30, 2018, Jerry Lewis, a director of the Company, and a company controlled by Mr. Lewis, had loaned the Company a total of $29,400, including $20,600 during the year ended November 30, 2018.  The loans are unsecured, due on demand, and bear 6% interest per year.

                                                                                                                                                              F-10

(d) Notes Payable

In connection with the Company’s acquisition of GNP, on November 20, 2017 the Company issued $45,000 in unsecured notes payable to two of GNP’s former shareholders, who each own approximately 1% of the Company's issued and outstanding common stock and have no further affiliation with the Company or GNP.  The notes carry a 6% interest rate and are payable upon the earlier of October 31, 2022 or the sale of the Company’s Anchorage, Alaska property acquired from GNP.

(e) Summary
Item	Loan Amount	Loan Amount	Accrued Interest	Accrued Interest
	Nov. 30, 2018	Nov. 30, 2017	Nov. 30, 2018	Nov. 30, 2017

Convertible Notes Payable - Related Parties	$ 0	$ 10,000	$ 0	$ 577
Convertible Notes Payable	0	10,000	0	214
Notes Payable – Related Parties	29,400	5,000	604	9
Notes Payable	45,000	45,000	2,780	74

Total	$ 74,400	$ 45,000	$ 3,384	$ 874

(f) Maturity schedules:

The aggregate amounts of scheduled principal maturities of our notes payable for the next five years are as follows:

Year Ended November 30:

Notes Payable -
	Notes Payable	Related Parties

2019	$ --	$ 24,400
2020	--	--
2021	--	--
2022	45,000	5,000
Total	$ 45,000	$ 24,400

                                                                                                                                                               F-11

Note 5.   Related Party Transactions

In support of the Company's efforts and cash requirements, it may rely on advances from related parties until such time that the Company can support its operations or attains adequate financing through sales of its equity or traditional debt financing. The Company engaged in various note payable transactions with related parties during the years ended November 30, 2018 and 2017 (See Note 4 (a) and 4 (c)).

Note 6.  Income Taxes

Deferred income taxes are determined based on the estimated future tax effects of differences between financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred tax assets are recognized to the extent that realization of those assets is considered to be more likely than not.  A valuation allowance is established for deferred taxes when it is more likely than not that all or a portion of the deferred tax assets will not be realized. Provisions are made for the U.S. income tax liability and additional non-U.S. taxes on the undistributed earnings of non-U.S. subsidiaries, except for amounts the Company has designated to be indefinitely reinvested.

The Company records benefits for uncertain tax positions based on an assessment of whether the position is more likely than not to be sustained by the taxing authorities. If this threshold is not met, no tax benefit of the uncertain tax position is recognized. If the threshold is met, the tax benefit that is recognized is the largest amount that is greater than 50% likely of being realized upon ultimate settlement. This analysis presumes the taxing authorities' full knowledge of the positions taken and all relevant facts, but does not consider the time value of money. The Company also accrues for interest and penalties on its uncertain tax positions and includes such charges in its income tax provision in the Consolidated Statements of Operations.

The Company has evaluated Staff Accounting Bulletin No. 118 regarding the impact of the decreased tax rates of the Tax Cuts and Jobs Act.  The schedules below reflect the Federal tax provision and valuation allowance using the new rates adjusted in the period of enactment (2018: 21% federal; 2017: 21% federal).

Net deferred tax assets (liabilities) consist of the following components as of November 30, 2018 and 2017:

Deferred tax assets:

	2018	2017

NOL Caryover (Based on total approximate NOL carryover of $242,000)	$ 50,820	$ 29,700
Valuation allowance	(50,820)	(29,700)
Net deferred tax asset	$ --	$ --

                                                                                                                                                              F-12

The income tax provision differs from the amount of estimated income tax determined by applying the effective U.S. federal income tax rate (21% - no state tax) to pretax income from continuing operations for the periods ended November 30, 2018 and 2017 due to the following:

	2018	2017

Income tax benefit at federal effective tax	$ 9,260	$ 4,457
Effect of tax rate change on deferred tax assets	11,860	11,888
Change in valuation allowance	(21,120)	(16,345)
	--	--

 The Company’s income tax returns since inception (2011) to the present remain open for examination.

Note 7.   Subsequent Events

The Company has evaluated subsequent events through the date these consolidated financial statements were issued.  There have been no additional subsequent events for which disclosure is required.

                                                                                                                                                              F-13

PART II
Information Not Required in Prospectus

Item 13. Other Expenses of Issuance and Distribution.

The following table shows the costs and expenses payable by the Company in connection with this registration statement.

SEC Filing Fee	$ 21
Blue Sky Fees and Expenses	1,000
Blue Sky Fees and Expenses	25,000
Accounting Fees and Expenses	5,000
Miscellaneous Expenses	3,979
TOTAL	$ 35,000

All expenses other than the SEC filing fee are estimated.

Item 14. Indemnification of Officers and Directors

The Nevada Business Corporation Act provides that the Company may indemnify any and all of its officers, directors, employees or agents or former officers, directors, employees or agents, against expenses actually and necessarily incurred by them, in connection with the defense of any legal proceeding or threatened legal proceeding, except as to matters in which such persons shall be determined to not have acted in good faith and in the Company’s best interest.

Item 15. Recent Sales of Unregistered Securities.

On June 28, 2016, the Company issued 50,000 shares of its preferred stock at $3.24 per share to Dale Rasmussen in satisfaction of his $15,436 loan to the Company.

On June 28, 2016, the Company issued 50,000 common shares at $0.02 per share to Dale Rasmussen in satisfaction of Mr. Rasmussen's remaining loans of $1,000 to the Company.

On June 28, 2016, the Company issued 2,740,750 common shares at $0.02 to Mark Rodenbeck in satisfaction of Mr. Rodenbeck's loans totaling $54,818 made to the Company.

On November 20, 2017 the Company acquired all of the outstanding shares of Great Northern Properties, Inc. (“GNP”) in consideration for 250,000 shares of the Company’s restricted common stock, as well as promissory notes in the principal amount of $50,000.
                                                                                                                                                28

Between May 1, 2018 and November 15, 2018, the Company sold 1,015,000 Units at a price of $.10 per Unit in a private offering, for total proceeds of $101,500.  Each Unit consisted of one share of the Company’s common stock and one Series A Warrant.  Each Series A warrant allows the holder to purchase one share of the Company’s common stock at a price of $1.00 per share at any time on or before June 1, 2019.

In August 2018 holders of notes in the principal amount of $25,000 converted these notes, plus accrued interest of $1,708, into 1,335,440 shares of our common stock.

The Company relied upon the exemption provided by Section 4(a)(2) of the Securities Act of 1933 with respect to the issuance of the securities described above.  The persons who acquired these securities were sophisticated investors and were provided full information regarding the Company.  There was no general solicitation in connection with the offer or sale of these securities.  The persons who acquired these securities acquired them for their own accounts.  The certificates representing these securities bear a restricted legend providing that they cannot be sold except pursuant to an effective registration statement or an exemption from registration.

Item 16. Exhibits and Financial Statement Schedules

The following exhibits are filed with this Registration Statement:

3.1 Articles of Incorporation (1)
3.2 Bylaws (1)
3.3 Designation of Series A Preferred Shares
5                 Opinion of Counsel
10.1            Agreement relating to the acquisition of Great Northern Properties, LLC
23.1	Consent of Attorneys
23.2	Consent of Pinnacle Accountancy Group of Utah (a DBA of Heaton & Company, PLLC), Independent Registered Public Accounting Firm

(1)	Incorporated by reference to the same exhibit filed with the Company’s registration statement on Form S-1 (File #333-190265).

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Item 17. Undertakings

The undersigned registrant hereby undertakes:
(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i) To include any prospectus required by Section l0 (a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities that remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act of l933 (the “Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

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(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

               (i) If the registrant is relying on Rule 430B:

                   (A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

                 (B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus.  As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.  Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

             (ii) If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness.  Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

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SIGNATURES

Pursuant to the requirements of the Securities Act of l933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Denver, Colorado on the 22nd day of February, 2019.

MASCOTA RESOURCES CORP.

By: /s/ Mark Rodenbeck____________________
      Mark Rodenbeck, Principal Executive Officer

In accordance with the requirements of the Securities Act of l933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

By: /s/ Mark Rodenbeck	Principal Executive, Financial	February 22, 2019
Mark Rodenbeck	and Accounting Officer and a Director

By: /s/ Jerry Lewis	Director	February 22, 2019
Jerry Lewis